
02005863

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 28 2002

SEC FILE NUMBER
8-15229

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

V.J. SHAH & CO., INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 FANEUIL HALL

(No. and Street)

BOSTON	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VIJAY SHAH 617-723-3350

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRAY, GRAY & GRAY, LLP

(Name — if individual, state last, first, middle name)

34 SOUTHWEST PARK	WESTWOOD	MA	02090
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

XX Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, VIJAY SHAH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of V.J. SHAH & CO., INC., as of DECEMBER, 31 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title

Susan R. Farris
Notary Public


SUSAN R. FARRIS
Notary Public
My Commission Expires
July 30, 2004
SEAL

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [16] 2) Rule 17a-5(b) [17] 3) Rule 17a-11 [18]

4) Special request by designated examining authority [19] 5) Other [26]

NAME OF BROKER-DEALER: V J SHAH & CO., INC. [13]

SEC FILE NO.: 8-15229 [1]

FIRM I.D. NO.: 04-2456097 [1]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

SEVEN FANEUIL HALL [20]
(No. and Street)

BOSTON [21] MA [22] 02109 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/01 [2]

AND ENDING (MM/DD/YY): 12/31/01 [2]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VIJAY J. SHAH, PRESIDENT [30]

(Area Code)—Telephone No.: (617) 723-3350 [3]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE [3] [3] [3] [3]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [40] NO X [4]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT X [4]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________ 19____

Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Potential persons who are to respond to the collection of information contained in this form are not required to respond

TO BE COMPLE‍. ‍D WITH THE ANNUAL AUDIT REI‍ RT ONLY:

NDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

GRAY, GRAY & GRAY, LLP [70]

ADDRESS

34 SOUTHWEST PARK [71]	WESTWOOD [72]	MA [73]	02090 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

BROKER OR DEALER V J SHAH & CO., INC. | N 2 | 100

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) 12/31/01 [99]
SEC FILE NO. 8-15229 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 22,647	200			$ 22,647	750
2. Cash segregated in compliance with federal and other regulations	622	210			622	760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other		230			0	770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250			0	780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270			0	790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other		290			0	800
E. Other		300	$	550	0	810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590	0	820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts	10,468	350		600	10,468	830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Canadian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

BROKER OR DEALER V J SHAH & CO., INC. as of DECEMBER 31, 2001

STATEMENT OF FINANCIAL CONDITION

ASSETS

			Allowable		Nonallowable		Total	
E. Stocks and warrants			$ 394,488	410				
F. Options				420				
G. Arbitrage				422				
H. Other securities			59,624	424				
I. Sport commodities				430			$ 454,112	850
8. Securities owned not readily marketable:								
A. At Cost	$ 3,300	130		440	$ 3,300	610	3,300	860
9. Other investments not readily marketable:								
A. At Cost	$	140						
B. At estimated fair value				450		620	0	870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:								
A. Exempted securities	$	150						
B. Other	$	160		460		630	0	880
11. Secured demand notes– market value of collateral:								
A. Exempted securities	$	170						
B. Other	$	180		470		640	0	890
12. Memberships in exchanges:								
A. Owned, at market value	$	190						
B. Owned at cost						650		
C. Contributed for use of company, at market value						660	0	900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships				480		670	0	910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements:								
At cost (net of accumulated depreciation and amortization)				490	77,353	680	77,353	920
15. Other Assets:								
A. Dividends and interest receivable				500		690		
B. Free shipments				510		700		
C. Loans and advances				520		710		
D. Miscellaneous			133,941	530	13,204	720	147,145	930
16. TOTAL ASSETS			$ 621,790	540	$ 93,857	740	$ 715,647	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER V J SHAH & CO., INC. as of DECEMBER 31,2001

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities*		Non-A.I. Liabilities*		Total	
17. Bank loans payable:						
A. Includable in "Formula for Reserve Requirements"	$	1030	$	1240	$ 0	1460
B. Other		1040	$	1250	$ 0	1470
18. Securities sold under repurchase agreement				1260	0	1480
19. Payable to brokers or dealers and clearing organizations:						
A. Failed to receive:						
1. Includable in "Formula for Reserve Requirements"		1050		1270	0	1490
2. Other		1060		1280	0	1500
B. Securities loaned:						
1. Includable in "Formula for Reserve Requirements"		1070			0	1510
2. Other		1080		1290	0	1520
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		1090			0	1530
2. Other		1095		1300	0	1540
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		1100			0	1550
2. Other		1105		1310	0	1560
E. Other		1110		1320	0	1570
20. Payable to customers:						
A. Securities accounts-including free credits of .....$ [950]		1120			0	1580
B. Commodities accounts		1130		1330	0	1590
21. Payable to non customers:						
A. Securities accounts		1140		1340	0	1600
B. Commodities accounts		1150		1350	0	1610
22. Securities sold not yet purchased at market value-including arbitrage of .....$ [960]				1360	0	1620
23. Accounts payable and accured liabilities and expenses:						
A. Drafts payable		1160			0	1630
B. Accounts payable	1,764	1170			1,764	1640
C. Income taxes payable	1,614	1180			1,614	1650
D. Deferred income taxes			12,153	1370	12,153	1660
E. Accrued expenses and other liabilities	6,500	1190			6,500	1670
F. Other		1200		1380	0	1680

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

BROKER OR DEALER V J SHAH & CO., INC. as of DECEMBER 31,2001

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*		Non-A.I. Liabilities*		Total	
4. Notes and mortgages payable:						
A. Unsecured	$	1210			$ 0	1690
B. Secured		1211	$	1390	0	1700
5. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400	0	1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1(d)) of.... $ [980]						
B. Securities borrowings, at market value from outsiders $ [990]				1410	0	1720
C. Pursuant to secured demand note collateral agreements:				1420	0	1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1(d)) of.... $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430	0	1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440	0	1750
6. TOTAL LIABILITIES	$ 9,878	1230	$ 12,153	1450	$ 22,031	1760

Ownership Equity

7. Sole proprietorship			$	1770
8. Partnership-limited partners	$	1020		1780
9. Corporation:				
A. Preferred stock			24,000	1791
B. Common stock			5,900	1792
C. Additional paid-in capital			8,319	1793
D. Retained earnings			712,354	1794
E. Total			750,573	1795
F. Less capital stock in treasury			(56,957)	1796
10. TOTAL OWNERSHIP EQUITY			$693,616	1800
11. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$715,647	1810

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER V J SHAH & CO., INC. as of DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Item		Code		Code
1. Total ownership equity from Statement of Financial Condition - Item 1800)			$ 693,616	3480
2. Deduct: Ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			693,616	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0	3520
B. Other (deductions) or allowable credits (List)			0	3525
5. Total capital and allowable subordinated liabilities			$ 693,616	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 93,857	3540		
1. Additional charges for customers' and non-customers' security accounts	$	3550		
2. Additional charges for customers' and non-customers' commodity accounts		3560		
B. Aged fail-to-deliver		3570		
1. Number of items ______ 3450				
C. Aged short security differences-less reserve of $ ______ 3470		3580		
number of items ______ 3470				
D. Secured demand note deficiency		3590		
E. Commodity futures contracts and spot commodities - proprietary capital charges		3600		
F. Other deductions and/or charges		3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615		
H. Total deductions and/or charges			(93,857)	3620
7. Other additions and/or allowable credits (List)			0	3630
8. Net capital before haircuts on securities positions			$ 599,759	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper		3680		
2. U.S. and Canadian government obligations		3690		
3. State and municipal government obligations		3700		
4. Corporate obligations		3710		
5. Stocks and warrants	59,173	3720		
6. Options		3730		
7. Arbitrage		3732		
8. Other securities	1,192	3734		
D. Undue Concentration		3650		
E. Other (list)	0	3736	(60,365)	3740
10. Net Capital			$ 539,394	3750

OMIT PENNIES

FINANCIAL AND OPEI TIONAL COMBINED UNIFORM SI LE REPORT
PART II

BROKER OR DEALER V J SHAH & CO., INC. as of DECEMBER 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

rt A

Line		Amount	Code
.	*Minimum* net capital required (6⅔% of line 19)	$ 658	3756
.	Minimum dollar net capital requirement of reporting broker or dealer and minimimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 250,000	3758
.	Net capital requirement (greater of line 11 or 12	$ 250,000	3760
.	Excess net capital (line 10 less 13)	$ 289,394	3770
.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 538,406	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line			Code	Amount	Code
.	Total A.I. liabilities from Statement of Financial Condition			$ 9,878	3790
.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$ 0	3820	$ 0	3830
.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			$	3838
.	*Total aggregate indebtedness*			$ 9,878	3840
.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 183	3850
	Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 11)			% 1.83	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

rt B

Line		Amount	Code
2.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
3.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
4.	Net capital requirement (greater of line 22 or 23)	$	3760
5.	Excess net capital (line 10 less 24)	$	3910
6.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)	%	3851
7.	Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (Line 10 less item 4880 page 11 ÷ by line 17 page 8)	%	3854
8.	Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	3920

OTHER RATIOS

rt C

Line		Amount	Code
9.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	3860
0.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%	3852

NOTES:

A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

BROKER OR DEALER V J SHAH & CO., INC.	For the period (MMDDYY) from 01/01/01 [3932] to 12/31/01 [3933]
	Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE				
1. Commissions:				
a. Commissions on transactions in listed equity securities executed on an exchange			$	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter				3937
c. Commissions on listed option transactions				3938
d. All other securities commissions			133,313	3939
e. Total securities commissions			133,313	3940
2. Gains or losses on firm securities trading accounts				
a. From market making in over-the-counter equity securities				3941
1. Includes gains or (losses) OTC market making in exchange listed equity securities		3943		
b. From trading in debt securities				3944
c. From market making in options on a national securities exchange				3945
d. From all other trading			(111,883)	3949
e. Total gains or (losses)			(111,883)	3950
3. Gains or losses on firm securities investment accounts				
a. Includes realized gains (losses)		4235		
b. Includes unrealized gains (losses)		4236		
c. Total realized and unrealized gains (losses)				3952
4. Profits or (losses) from underwriting and selling groups				3955
a. Includes underwriting income from corporate equity securities		4237		
5. Margin interest				3960
6. Revenue from sale of investment company shares				3970
7. Fees for account supervision, investment advisory and administrative services				3975
8. Revenue from research services				3980
9. Commodities revenue				3990
10. Other revenue related to securities business			6,500	3985
11. Other revenue				3995
12. Total revenue			$ 27,930	4030
EXPENSES				
13. Registered representatives' compensation			$	4110
14. Clerical and administrative employees' expenses				4040
15. Salaries and other employment costs for general partners, and voting stockholder officers			30,000	4120
a. Includes interest credited to General and Limited Partners capital accounts		4130		
16. Floor brokerage paid to certain brokers (see definition)				4055
17. Commissions and clearance paid to all other brokers (see definition)				4145
18. Clearance paid to non-brokers (see definition)				4135
19. Communications			6,573	4060
20. Occupancy and equipment costs			26,317	4080
21. Promotional costs				4150
22. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements		4070		
23. Losses in error account and bad debts				4170
24. Data processing costs (including service bureau service charges)				4186
25. Non-recurring charges				4190
26. Regulatory fees and expenses			1,911	4195
27. Other expenses			85,609	4100
28. Total expenses			$ 150,410	4200
NET INCOME				
29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)			(122,480)	4210
30. Provision for Federal income taxes (for parent only)			(5,935)	4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
32. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
33. Cumulative effect of changes in accounting principles				4225
34. Net income (loss) after Federal income taxes and extraordinary items			$ (128,415)	4230
MONTHLY INCOME				
35. Income (current month only) before provision for Federal income taxes and extraordinary items			$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER V J SHAH & CO., INC. as of DECEMBER 31, 2001

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c-3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

Item		Code		Code
1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (See Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)		4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. **Market value of short security count differences over 30 calendar days old		4400		
8. **Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10. Other (List)	0	4425		
11. TOTAL CREDITS			$ 0	4430

DEBIT BALANCES

Item		Code		Code
12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days		4460		
15. Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		4465		
16. Other (List)	0	4469		
17. **Aggregate debit items			$ 0	4470
18. **Less 3% (for alternative method only—see Rule 15c3-1(f)(5)(i))			( )	4471
19. **TOTAL 15c3-3 DEBITS			$ 0	4472

RESERVE COMPUTATION

Item		Code
20. Excess of total debits over total credits (line 19 less line 11)	$	4480
21. Excess of total credits over total debits (line 11 less line 19)		4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		4500
23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period		4510
24. Amount of deposit (or withdrawal) including $ ____ [4515] value of qualified securities		4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ ____ [4525] value of qualified securities	$ 0	4530
26. Date of deposit (MMDDYY)		4540

OMIT PENNIES

FREQUENCY OF COMPUTATION

27. Daily ____ [4332] Weekly ____ [4333] Monthly ____ [4334]

**In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

BROKER OR DEALER V J SHAH & CO., INC. as of DECEMBER 31,2001

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c-3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... $ ______ [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... ______ [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm ______ [4335] ______ [4570]

D. (k)(3) — Exempted by order of the Commission .... ______ [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rule 15c3-3. Notes A and B .... $ ______ [4586]

   A. Number of items .... ______ [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... $ ______ [4588]

   A. Number of items .... ______ [4589]

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes X [4584] No ______ [4585]

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

BROKER OR DEALER V J SHAH & CO., INC. as of DECEMBER 31, 2001

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMERS' REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS

Item	Amount	Code
1. Net ledger balance:		
A. Cash		7010
B. Securities (at market)		7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		7030
3. Exchange traded options:		
A. Add: Market Value of open option contracts purchased on a contract market		7032
B. Deduct: Market Value of open option contracts granted (sold) on a contract market		7033
4. Net equity (deficit) (total of 1, 2 and 3)		7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades		7050
6. Amount required to be segregated (total of 5 and 5)		7060

FUNDS ON DEPOSIT IN SEGREGATION

Item	Amount	Code
7. Deposited in segregated funds bank accounts:		
A. Cash		7070
B. Securities representing investments of customers' funds (at market)		7080
C. Securities held for particular customers or option customers in lieu of cash (at market)		7090
8. Margins on deposit with clearing organizations of contract markets:		
A. Cash		7100
B. Securities representing investments of customers' funds (at market)		7110
C. Securities held for particular customers or option customers in lieu of cash (at market)		7120
9. Settlement due from (to) clearing organizations of contract markets		7130
10. Exchange traded options:		
A. Add: Unrealized receivables for option contracts purchased on contract markets		7132
B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets		7133
11. Net equities with other FCMs		7140
12. Segregated funds on hand:		
A. Cash		7150
B. Securities representing investments of customers' funds (at market)		7160
C. Securities held for particular customers in lieu of cash (at market)		7170
13. Total amount in segregation (total of 7 through 12)	$	7180
14. Excess (insufficiency) funds in segregation (13 minus 6)	$	7190

PART II

BROKER OR DEALER V J SHAH & CO., INC. as of DECEMBER 31,2001

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	$ 4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		Total $	4699*		

OMIT PENNIES

*To agree with the total on Recap (Item No. 4880)

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whethe or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals schedulec within the six month period following the report date including the proposed redemption of stock and payments of liabilities securec by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be requirec by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

Capital Withdrawals
PART II

BROKER OR DEALER	V J SHAH & CO., INC.	as of DECEMBER 31,2001

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, which have not been deducted in the computation of net capita.

Item	Amount	Code	Total	Code
1. Equity Capital				
A. Partnership Capital:				
1. General Partners	$	4700		
2. Limited		4710		
3. Undistributed Profits		4720		
4. Other (describe below)		4730		
5. Sole Proprietorship		4735		
B. Corporation Capital:				
1. Common Stock		4740		
2. Preferred Stock		4750		
3. Retained Earnings (Dividends and Other)		4760		
4. Other (describe below)		4770		
2. Subordinated Liabilities				
A. Secured Demand Notes		4780		
B. Cash Subordinates		4790		
C. Debentures		4800		
D. Other (describe below)		4810		
3. Other Anticipated Withdrawals				
A. Bonuses		4820		
B. Voluntary Contributions to Pension or Profit Sharing Plans		4860		
C. Other (describe below)		4870		
Total			$	4880

4. Description of Other

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item		Code	Amount	Code
1. Balance, beginning of period			$ 822,031	4240
A. Net income (loss)			(128,415)	4250
B. Additions (includes non-conforming capital of	$	4262)		4260
C. Deductions (includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From Item 1800)			$ 693,616	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases	( )	4320
4. Balance, end of period (From Item 3520)	$	4330

OMIT PENNIES


GRAY GRAY & GRAY, LLP

CERTIFIED PUBLIC ACCOUNTANTS
THE NEXT GENERATION IN ACCOUNTING

INDEPENDENT AUDITORS' REPORT

Board of Directors
V. J. Shah & Co., Inc.

We have audited the accompanying statements of financial condition of **V. J. Shah & Co., Inc.** as of December 31, 2001 and 2000, and the related statements of operations and retained earnings and cash flows - direct method for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **V. J. Shah & Co., Inc.** as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



GRAY, GRAY & GRAY, LLP

January 8, 2002

34 SOUTHWEST PARK • WESTWOOD, MASSACHUSETTS 02090
TEL: 781-407-0300 • FAX: 781-407-0303 • E-MAIL: GRAY@GRAYGRAYGRAY.COM • WEB: WWW.GRAYGRAYGRAY.COM

V. J. SHAH & CO., INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2001	December 31, 2000
CURRENT ASSETS		
Cash and cash equivalents	$ 82,892	$ 120,808
Investments, marketable securities	394,488	460,138
Prepaid expenses	13,204	7,293
Commissions receivable	10,468	10,462
Warrants	3,300	38,300
TOTAL CURRENT ASSETS	504,352	637,001
PROPERTY AND EQUIPMENT, at cost, less accumulated depreciation and amortization of $153,565 in 2001 and $135,329 in 2000	77,354	93,429
OTHER ASSETS		
Cash surrender value of life insurance	133,941	127,373
TOTAL ASSETS	$ 715,647	$ 857,803

The accompanying notes are an integral part of these financial statements.

V. J. SHAH & CO., INC.

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

	Year Ended December 31,	
	2001	2000
INCOME		
Commission, trading and service revenues	$ 133,313	$ 157,674
Dividend and interest income	6,500	9,701
Net realized and unrealized gains and losses from investment activities	(111,883)	(421,251)
TOTAL INCOME (LOSS)	27,930	(253,876)
OPERATING EXPENSES		
General and administrative expenses	132,173	233,800
Depreciation and amortization	18,237	9,736
TOTAL OPERATING EXPENSES	150,410	243,536
LOSS BEFORE (PROVISION FOR) BENEFIT FROM INCOME TAXES	(122,480)	(497,412)
(PROVISION FOR) BENEFIT FROM INCOME TAXES	(5,935)	125,755
NET INCOME (LOSS)	(128,415)	(371,657)
RETAINED EARNINGS AT BEGINNING OF YEAR	840,769	1,212,426
RETAINED EARNINGS AT END OF YEAR	$ 712,354	$ 840,769

The accompanying notes are an integral part of these financial statements.

V. J. SHAH & CO., INC.

STATEMENTS OF CASH FLOWS - DIRECT METHOD

	Year Ended December 31,	
	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 133,307	$ 160,379
Cash paid to suppliers and employees	(129,198)	(257,953)
Dividends and interest received	6,500	9,701
Income taxes paid	(130)	(6,396)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	10,479	(94,269)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(2,161)	(54,703)
Purchase of investments	(287,122)	(2,390,844)
Proceeds from sale of investments	240,888	2,603,240
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(48,395)	157,693
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(37,916)	63,424
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	120,808	57,384
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 82,892	$ 120,808

The accompanying notes are an integral part of these financial statements.